Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:        FOR MORE INFORMATION:
January 10, 2000              W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)      Bazile R. Lanneau, Jr., Vice President & CFO



BRITTON & KOONTZ CAPITAL CORPORATION ANNOUNCES LOAN PRODUCTION OFFICE
                    IN BATON ROUGE, LOUISIANA


	Natchez, Mississippi-- Britton & Koontz Capital Corporation reported its wholly-owned bank subsidiary, Britton & Koontz First National Bank, is establishing a loan production office in Baton Rouge, Louisiana, approximately
90 miles south of the bank's home office in Natchez, Mississippi.   The Baton
Rouge office, located at 10626 Linkwood Court, will be engaged primarily in the origination of residential mortgage and construction loans. The Baton Rouge operation will be lead by Mrs. Mary Scheffy, who brings to the bank over 15 years experience in residential lending in the Baton Rouge market. "The Baton Rouge market is a dynamic one, particularly in new construction," said Page Ogden, President and CEO of Britton & Koontz Capital Corporation. "We are delighted to be a participant in such a growing economy."

	 Britton & Koontz Capital Corporation, head-quartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates four full service offices in Natchez and one in Vicksburg, Mississippi. As of September 30, 1999, the Company reported assets and equity of $196.2 and $20.2 million, respectively. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at September
30, 1999, amounted to 1,767,064.